Filed Pursuant to Rule 433
Registration Statement Nos. 333-131369

AB SVENSK EXPORTKREDIT

(Swedish Export Credit Corporation)

Equity First

Opportunity First

OFFERING SUMMARY

(Related to the Pricing Supplement No. 185 Dated September 2, 2008, and the Prospectus and Prospectus Supplement Each Dated January 30, 2006)

Stock Market Upturn NotesSM

Based Upon the

S&P 500® Index

Due 2009

$10.00 per Note

AB Svensk Exportkredit (Swedish Export Credit Corporation or SEK), the issuer, has filed a registration statement (including a pricing supplement with respect to the Notes, prospectus supplement and prospectus) with the Securities and Exchange Commission (SEC) for the offering to which this communication relates. Before you invest, you should read the pricing supplement, prospectus supplement and prospectus in that registration statement (File No. 333-131369) and the other documents SEK has filed with the SEC for more complete information about SEK and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, you can request the pricing supplement, prospectus supplement and prospectus by calling toll-free 1-877-858-5407.

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

Citi

2	Stock Market Upturn NotesSM

Stock Market Upturn NotesSM

Based Upon the S&P 500® Index

Due 2009

This offering summary represents a summary of the terms and conditions of the Stock Market Upturn Notessm Based Upon the S&P 500® Index Due 2009 (the “Notes”). It is important for you to consider the information contained in this offering summary, the related pricing supplement, as well as the related prospectus supplement and prospectus, before making your decision to invest in the Notes. The description of the Notes below supplements the description of the general terms of the Notes set forth in the pricing supplement. Capitalized terms used in this offering summary and not defined under “Preliminary Terms” below have the meanings given them in the pricing supplement. For purposes of this offering summary, the terms “underlying equity” and “underlying equity index” mean the S&P 500® Index and the term “index publisher” means Standard and Poor’s (“S&P”).

Overview of the Stock Market Upturn NotesSM

General

The Stock Market Upturn NotesSM Based Upon the S&P 500® Index Due 2009 are equity index-linked securities issued by Swedish Export Credit Corporation or SEK that have a maturity of approximately 1.25 years. Some key characteristics of the Notes include:

O

Leveraged Upside Participation. The Notes offer investors a participation rate of three times the upside growth potential of the Underlying Equity Index up to a maximum return on the Notes of approximately 16% to 18.50% (approximately 12.80% to 14.80% per annum on a simple interest basis) (actual maximum return to be determined on the Pricing Date). Thus,

O

If the performance of the Underlying Equity Index is positive — if the closing value of the Underlying Equity Index on the Valuation Date is greater than the closing value of the Underlying Equity Index on the Pricing Date (regardless of the value of the Underlying Equity Index at any other time during the term of the Notes) — then you will participate in three times such positive return subject to the maximum return on the Notes.

O

If the performance of the Underlying Equity Index is negative — if the closing value of the Underlying Equity Index on the Valuation Date is less than the closing value of the Underlying Equity Index on the Pricing Date (regardless of the value of the Underlying Equity Index at any other time during the term of the Notes) — you will participate fully in such decline but not on a leveraged basis.

O

If the closing value of the Underlying Equity Index on the Valuation Date is equal to the closing value of the Underlying Equity Index on the Pricing Date (regardless of the value of the Underlying Equity Index at any other time during the term of the Notes), you will receive at maturity only your initial investment in the Notes.

O

No Principal Protection. The Notes are not principal protected. If the performance of the Underlying Equity Index is negative, you will participate fully in such decline and the value of the Notes at maturity will be less than the amount of your initial investment and could be zero.

Stock Market Upturn NotesSM	3

O

No Periodic Income Payments. The Notes do not offer current income, which means that you will not receive any periodic interest or other periodic payments on the Notes. You will also not receive any dividend payments or other distributions, if any, on the stocks included in the Underlying Equity Index. Instead, the return on the Notes, which is based on the performance of the Underlying Equity Index and could be positive, negative or zero, is received at maturity.

The Notes are a series of unsecured senior debt securities issued by SEK. The Notes will rank equally with all other unsecured and unsubordinated debt of SEK. The return of the principal amount of your investment in the Notes at maturity is not guaranteed.

Types of Investors

The Notes are not a suitable investment for investors who require regular fixed-income payments since no interest payments or investment returns, if any, will be paid during the term of the Notes.

The Notes may be an appropriate investment for the following types of investors:

O

Investors possessing a moderate growth view on the S&P 500® Index who are looking for leveraged upside exposure to such underlying index, subject to a maximum return, and who can withstand the risk of losing the principal amount of their investment.

O	Investors who seek to add an equity index-linked investment to further diversify their portfolio.

O	Current or prospective holders of exchange-traded funds benchmarked to the S&P 500® Index or similar underlying index.

Commissions and Fees

Citigroup Global Markets Inc., the underwriter of the sale of the Notes, will receive an underwriting fee of $0.225 for each $10 Notes sold in this offering. Financial advisors employed by Smith Barney, a division of Citigroup Global Markets, will receive from Citigroup Global Markets a fixed sales commission of $0.20 from this underwriting fee for each Note they sell. Similarly, certain dealers, including Citi International Financial Services, Citigroup Global Markets Singapore Pte. Ltd. and Citigroup Global Markets Asia Limited, broker-dealers affiliated with Citigroup Global Markets, will receive not more than $0.20 from this underwriting fee for each Note they sell. Additionally, it is possible that Citigroup Global Markets and its affiliates may profit from expected hedging activity related to this offering, even if the value of the Notes declines. You should refer to “Key Risk Factors” and “Supplemental Plan of Distribution” below and “Risk Factors Relating to the Notes” and “Plan of Distribution” in the accompanying Stock Market Upturn NotesSM pricing supplement related to this offering for more information.

4	Stock Market Upturn NotesSM

Preliminary Terms

Issuer:	Swedish Export Credit Corporation
Security:	Stock Market Upturn NotesSM Based Upon the S&P 500® Index
Underlying Equity Index:	S&P 500® Index
Index Publisher:	Standard and Poor’s
Rating of the Issuer’s Obligations:

AA+/Aa1 (S&P / Moody’s) and subject to change during the term of the Notes; however, because the Notes are not principal protected, you may receive an amount at maturity that is less than the amount you initially invest.

Principal Protection:	None
Principal Amount Issued:	$
Pricing Date:	September , 2008
Issue Date:	Three Business Days after the Pricing Date
Valuation Date:	Three Business Days before the Maturity Date
Maturity Date:	Approximately 1.25 years after the Issue Date
Issue Price:	$10 per Note
Coupon:	None
Payment at Maturity:	For each $10 Note, $10 plus the Note Return Amount (adding a negative number to the principal amount will result in a loss of principal)
Note Return Amount:

For each $10 Note:

(1) if the Equity Return Percentage is positive,

$10 x Equity Return Percentage x Upside Participation Rate

provided, however, that the total amount payable at maturity, including principal, cannot exceed between approximately $11.60 and $11.85 (a return of 16% to 18.5% or, approximately 12.80% to 14.80% per annum on a simple interest basis) (maximum return to be determined on the Pricing Date) per Note

(2) if the Equity Return Percentage is zero, $0

(3) if the Equity Return Percentage is negative,

$10 x Equity Return Percentage, which will be negative

Upside Participation Rate:	300%
Equity Return Percentage:	The return on the Underlying Equity Index, expressed as a percentage, shall equal: Ending Value - Starting Value Starting Value
Starting Value:	The Closing Value of the Underlying Equity Index on the Pricing Date
Ending Value:	The Closing Value of the Underlying Equity Index on the Valuation Date
Listing:	Application will be made to list the Notes on the NYSE Arca exchange under the symbol “SMM”
CUSIP Number:	•

Underwriting Discount (including the Sales Commission described below) and Issue Price:		Per Note	Total
	Public Offering Price:	$ 10.00	$
	Underwriting Discount:	$ 0.225	$
	Proceeds to SEK:	$ 9.775	$
Sales Commission Earned:	$0.20 per Note for each Note sold by a Smith Barney Financial Advisor

Stock Market Upturn NotesSM	5

Benefits of the Notes

O

Leveraged Growth Potential.    If the Ending Value of the Underlying Equity Index is higher than the Starting Value, you will participate in three times such appreciation, subject to a maximum return on the Notes of approximately 16% to 18.50% (approximately 12.80% to 14.80% per annum on a simple interest basis) (maximum return to be determined on the Pricing Date) over the term of the Notes.

O	Diversification. The Notes may provide a degree of diversification within the equity portion of an investor’s portfolio through exposure to the Underlying Equity Index.

Key Risk Factors

An investment in the Notes involves significant risks. While some of these risks are summarized below, please review “Risk Factors Relating to the Notes” in the pricing supplement and the sections “Risks Associated With Foreign Currency Notes And Indexed Notes” and “Description of the Notes – Risks Relating to Jurisdiction and Enforcement of Judgments” included in the prospectus supplement.

O

Potential for Loss.    The amount you receive at maturity on the Notes will depend on the value of the Underlying Equity Index on the Valuation Date. If the value of the Underlying Equity Index on the Valuation Date is below the Starting Value, the amount you receive at maturity will be less than the amount of your initial investment in the Notes and could be zero, even if the value of the Underlying Equity Index exceeded the Starting Value at one or more times during the term of the Notes.

O

Appreciation Is Capped.    The maximum return on the Notes will be capped at approximately 16% to 18.50% (approximately 12.80% to 14.80% per annum on a simple interest basis) (maximum return to be determined on the Pricing Date) even though you will be subject to the full risk of a decline in the value of the Underlying Equity Index. If the Ending Value of the Underlying Equity Index exceeds the Starting Value by an amount greater than approximately 16% to 18.50% (approximately 12.80% to 14.80% per annum on a simple interest basis) (to be determined on the Pricing Date), the Notes will provide less opportunity for appreciation than an investment in a similar security that is directly linked to the appreciation of the Underlying Equity Index and is not subject to a maximum return or an investment directly in the stocks included in the Underlying Equity Index. (See the examples under “What You Could Receive at Maturity—Hypothetical Examples” below).

O

No Periodic Payments.    You will not receive any periodic payments of interest or any other periodic payments on the Notes. In addition, you will not be entitled to receive dividend payments or other distributions, if any, made on the stocks included in the Underlying Equity Index.

O

Potential for a Lower Comparable Yield.    The Notes do not pay any periodic interest. As a result, if the Ending Value of the Underlying Equity Index does not increase sufficiently from its Starting Value, the effective yield on the Notes will be less than that which would be payable on a conventional fixed-rate debt security of SEK of comparable maturity.

O

Secondary Market.    There is currently no secondary market for the Notes. SEK will apply to list the Notes on the NYSE Arca exchange under the symbol “SMM”, but cannot assure you that the Notes will be listed. Citigroup Global Markets currently intends, but will not be

6	Stock Market Upturn NotesSM

obligated, to make a market in the Notes. Even if a secondary market for the Notes does develop, it may not be liquid and may not continue for the term of the Notes. If the secondary market for the notes is limited, there may be few buyers should you choose to sell your Notes prior to maturity and this may reduce the price you receive. You should be aware that a listing of the Notes on an exchange does not guarantee that a liquid will be available for the Notes.

O

Resale Value of the Notes May be Lower Than Your Initial Investment.    Due to, among other things, changes in the prices of and dividend yields on the stocks included in the Underlying Equity Index, interest rates, the earnings performance of the issuers of the stocks included in the Underlying Equity Index, other economic conditions and SEK’s perceived creditworthiness, the Notes may trade, if at all, at prices below their initial issue price of $10 per Note. You could receive substantially less than the amount of your initial investment upon any resale of your Notes.

O

Fees and Conflicts.    Citigroup Global Markets and its affiliates involved in this offering are expected to receive compensation for activities and services provided in connection with the Notes. Further, SEK expects to hedge its obligations under the Notes with Citigroup Global Markets and Citigroup Global Markets, in turn, will most likely directly or indirectly hedge any of its obligations through transactions in the futures and options markets. Citigroup Global Markets’ or its affiliates’ hedging activities and Citigroup Global Markets’ role as the Calculation Agent for the Notes may result in a conflict of interest.

O

The United States Federal Income Tax Consequences of the Notes Are Uncertain.    No statutory, administrative or judicial authority directly addresses the characterization of the Notes for U.S. federal income tax purposes, and no ruling is being requested from the Internal Revenue Service with respect to the Notes. As a result, no assurance can be given that the Internal Revenue Service or a court will agree with the tax consequences described under “Certain U.S. Federal Income Tax Considerations” in this offering summary or under “United States Federal Income Tax Considerations” in the pricing supplement. It is also possible that future United States legislation, regulations or other Internal Revenue Service guidance would require you to accrue income on the notes on a current basis at ordinary income rates (as opposed to capital gains rates) or to treat the Notes in another manner that significantly differs from the agreed-to treatment discussed under “Certain U.S. Federal Income Tax Considerations” in this offering summary and under “United States Federal Income Tax Considerations” in the pricing supplement, and that any such guidance could have retroactive effect.

O	SEK Credit Risk. The Notes are subject to the credit risk of SEK and actual or anticipated declines in SEK’s credit ratings may affect the market value of the Notes.

Certain U.S. Federal Income Tax Considerations

The following is a discussion of the principal U.S. federal income tax consequences of the purchase, ownership and disposition of the Notes by a U.S. holder (defined below) who holds the Notes as capital assets. This discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations and proposed Treasury regulations issued

Stock Market Upturn NotesSM	7

under the Code, Internal Revenue Service (“IRS”) rulings and pronouncements and judicial decisions now in effect, all of which may change, possibly with retroactive effect.

This discussion does not address all aspects of U.S. federal income taxation that may be relevant to U.S. holders in light of their particular circumstances, such as holders to whom special tax treatment applies, including (1) banks, regulated investment companies, real estate investment trusts, insurance companies, dealers in securities or currencies or tax-exempt organizations, (2) persons holding Notes as part of a straddle, hedge, conversion transaction or other integrated investment, (3) persons whose functional currency is not the U.S. dollar, or (4) traders in securities that elect to use a mark to market method of accounting for their securities holdings. In addition, this discussion does not address alternative minimum taxes or state, local or foreign taxes.

“U.S. holder” means a beneficial owner of the Notes that is, for United States federal income tax purposes, (i) an individual citizen or resident of the United States, (ii) a U.S. domestic corporation or (iii) any other entity or person generally subject to U.S. federal income tax on a net income basis.

No statutory, administrative or judicial authority directly addresses the treatment of holders of Notes for U.S. federal income tax purposes. As a result, no assurance can be given that the IRS or a court will agree with the tax consequences described in this discussion. A differing treatment from that assumed below could adversely affect the amount, timing and character of income, gain or loss in respect of an investment in the Notes. Prospective investors are urged to consult their own tax advisors with respect to the U.S. federal income tax consequences of the purchase, ownership and disposition of the Notes in light of their own particular circumstances, as well as the effect of any state, local or foreign tax laws.

Consequences to U.S. Holders

We intend to take the position that the Notes will be treated for U.S. federal income tax purposes as a cash-settled capped variable prepaid forward contract on the value of the Underlying Equity Index and, by purchasing a Note, you will be deemed to have agreed to that treatment. The remainder of this discussion assumes that Notes will be so treated. We also will take the position that at the time of issuance of your Note you deposit irrevocably with us a fixed amount of cash equal to the purchase price of your Note to assure the fulfillment of your purchase obligation, which deposit will be non-interest bearing and will be unconditionally and irrevocably applied at the stated maturity date to satisfy that obligation at the stated maturity date. Although you will be obligated to treat the purchase price as a deposit for U.S. federal income tax purposes, the cash proceeds that we will receive from the offering will not be segregated by us during the term of your Note, but instead will be commingled with our other assets.

Sale, exchange, redemption or other taxable disposition of Notes.    A U.S. holder’s initial tax basis in a Note should be the price at which the U.S. holder purchased the Note. A U.S. holder generally should recognize gain or loss equal to the difference between the proceeds received (including amounts received at maturity) and the holder’s adjusted tax basis in the Note upon the sale, exchange, redemption or other taxable disposition of a Note. Under the treatment agreed to above, the gain or loss will generally be capital gain or loss and generally will be long-term capital gain or loss if you held the Note for more than one year immediately before the

8	Stock Market Upturn NotesSM

disposition. Long-term capital gains of non-corporate taxpayers are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Potential Application of Constructive Ownership Rules.    Some or all of the net long-term capital gain arising from certain constructive ownership transactions may be characterized as ordinary income, in which case an interest charge would be imposed on any deemed underpayment of tax with respect to the deferral of such ordinary income. “Constructive ownership” rules could potentially be applicable to Notes with a term greater than one year in circumstances where the underlying equity includes an equity interest in a “pass-through entity,” as defined under the Code (such as a regulated investment company or a real estate investment trust). These rules have no immediate application to certain derivative financial instruments, including any Notes, where the underlying equity represents an index or stock of a specific company, assuming the specific company and each of the companies included in the index is not and will not become at any time during the term of the Notes, a passive foreign investment company or a regulated investment company for U.S. federal income tax purposes. These rules, however, grant discretionary authority to the U.S. Treasury Department to expand the scope of “constructive ownership” transactions to include certain derivative financial instruments in respect of the stock of all corporations. These rules also direct the U.S. Treasury Department to promulgate regulations excluding a forward contract that does not convey “substantially all” of the economic return on any underlying asset from the scope of “constructive ownership” transactions. This category may include the Notes. It is not possible to predict whether such regulations will be promulgated by the U.S. Treasury Department, or the form or effective date that any regulations that may be promulgated might take.

Possible alternative treatment.    Due to the absence of authorities that directly address the proper characterization of the Notes, the absence of comparable instruments for which there is a widely accepted tax treatment and because we are not requesting a ruling from the IRS with respect to the Notes, no assurance can be given that the IRS will accept, or that a court will uphold, the characterization and tax treatment of the Notes described above. Under alternative characterizations of the Notes, it is possible, for example, that the Notes could be treated as contingent payment debt instruments, or as including a debt instrument and a forward contract or two or more options. If the IRS were successful in asserting an alternative characterization of the Notes, the timing and character of income on the Notes could differ materially from the above description.

Backup withholding tax and information reporting.    Unless a U.S. holder is an exempt recipient such as a corporation, payments on the Notes and the proceeds received from the sale of Notes will be subject to information reporting and may also be subject to U.S. federal backup withholding tax if the U.S. holder fails to supply an accurate taxpayer identification number or otherwise fails to comply with applicable U.S. information reporting or certification requirements. Any amounts withheld under the backup withholding rules will be allowed as a credit against a U.S. holder’s U.S. federal income tax liability if the holder provides the required information to the IRS.

Regulatory and Legislative Developments Related to Taxation of Prepaid Forward Contracts

On December 7, 2007, the IRS and U.S. Treasury Department issued a notice requesting public comments on a comprehensive set of tax policy issues raised by prepaid forward contracts, including several different approaches under which U.S. holders of prepaid forwards could be required to recognize ordinary income on a current basis, or could be treated as owning

Stock Market Upturn NotesSM	9

directly the assets subject to the prepaid forward. Although it is currently uncertain what future guidance will result from the notice, the notice leaves open the possibility that such guidance could have retroactive application. In addition, on December 19, 2007, legislation was introduced for consideration in the United States Congress that, if enacted into law, would require current accrual of interest income on prepaid derivative contracts with the term of more than one year (which would include financial instruments similar to the Notes) acquired after the date of the legislation’s enactment. The legislation also would implement special income accrual rules for publicly traded prepaid derivative contracts. The schedule for consideration of this legislation and the outcome of the legislative process currently is uncertain.

The IRS and U.S. Treasury Department previously issued proposed regulations that would require current accrual of income with respect to contingent nonperiodic payments made under certain notional principal contracts. The preamble to the proposed regulations states that the “wait and see” method of tax accounting does not properly reflect the economic accrual of income on such contracts, and requires current accrual of income with respect to some contracts already in existence at the time the proposed regulations were released. While the proposed regulations do not apply to derivative financial instruments other than notional principal contracts, the preamble to the proposed regulations expresses the view that similar timing issues exist in the case of prepaid forward contracts. If the IRS published future guidance requiring current accrual of income with respect to contingent payments on prepaid forward contracts, it is possible that you could be required to accrue income over the term of the Notes.

U.S. holders are urged to consult their tax advisors regarding the potential effects of the foregoing developments on the tax treatment of the Notes.

Consequences to non-U.S. holders

Gain or loss on disposition. A non-U.S. holder will not be subject to U.S. federal income tax on gain realized on the sale, exchange, maturity or redemption of a Note unless (1) the gain is effectively connected with the conduct by the holder of a trade or business in the United States or (2) in the case of gain realized by an individual holder, the holder is present in the United States for 183 days or more in the taxable year of the sale and certain other conditions are met.

Information reporting and backup withholding. In general, backup withholding and information reporting will not apply to payments made by us or our paying agents, in their capacities as our paying agents, to a non-U.S. holder as long as the income associated with the payments is otherwise exempt from U.S. federal income tax and the holder has provided the required certification that it is a non-U.S. holder, unless either we or our paying agent has actual knowledge that the holder is a U.S. person.

Description of the S&P 500® Index

General

Unless otherwise stated, we have derived all information regarding the S&P 500® Index provided in this offering summary, including its composition, method of calculation and changes in components, from S&P, publicly available sources and other sources we believe to be reliable. Such information reflects the policies of, and is subject to change by, S&P. S&P is

10	Stock Market Upturn NotesSM

under no obligation to continue to publish, and may discontinue or suspend the publication of, the S&P 500® Index at any time. Neither SEK nor Citigroup Global Markets assumes any responsibility for the accuracy or completeness of any information relating to the S&P 500® Index.

The S&P 500® Index is published by Standard & Poor’s (“S&P”) and is intended to provide a performance benchmark for the U.S. equity markets. S&P chooses companies for inclusion with an aim of achieving a distribution by broad industry groupings. The calculation of the value is based on the relative aggregate market value of the common stocks of 500 companies at a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. The weighting and composition of the index components are updated periodically so that the S&P 500® Index reflects the performance of the U.S. equity markets.

As of July 31, 2008, the common stocks of 421 of the 500 companies included in the S&P 500® Index were listed on the New York Stock Exchange (the “NYSE”). As of July 31, 2008, the aggregate market value of the 500 companies included in the S&P 500® Index represented approximately 88% of the U.S. equities market. S&P chooses companies for inclusion in the S&P 500® Index with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock composition of the NYSE, which S&P uses as an assumed model for the composition of the total market. Relevant criteria employed by S&P include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company’s common stock is generally responsive to changes in the affairs of the respective industry and the market value and trading activity of the common stock of that company.

As of July 31, 2008, the 500 companies included in the S&P 500® Index were divided into 10 Global Industry Classification Sectors. The Global Industry Classification Sectors included (with the percentage of companies currently included in such sectors indicated in parentheses): Consumer Discretionary (8.1%), Consumer Staples (11.2%), Energy (14.1%), Financials (15.3%), Health Care (12.7%), Industrials (11.4%), Information Technology (16.5%), Materials (3.8%), Telecommunication Services (3.1%) and Utilities (3.8%). S&P may from time to time, in its sole discretion, add companies to, or delete companies from, the S&P 500® Index to achieve the objectives stated above.

THE S&P 500® INDEX DOES NOT REFLECT THE PAYMENT OF DIVIDENDS ON THE STOCKS UNDERLYING IT AND THEREFORE THE RETURN ON THE NOTES WILL NOT PRODUCE THE SAME RETURN YOU WOULD RECEIVE IF YOU WERE TO PURCHASE SUCH UNDERLYING STOCKS AND HOLD THEM UNTIL THE MATURITY DATE.

Computation of the S&P 500® Index

On March 21, 2005, S&P began to calculate the S&P 500® Index based on a half float-adjusted formula, and on September 16, 2005, S&P completed the full float adjustment of the S&P 500® Index. S&P’s criteria for selecting stocks for the Index were not changed by the shift to float adjustment. However, the adjustment affects each company’s weight in the S&P 500® Index (i.e., its market value).

Stock Market Upturn NotesSM	11

Under float adjustment, the share counts used in calculating the S&P 500® Index reflect only those shares that are available to investors and not all of a company’s outstanding shares. S&P defines three groups of shareholders whose holdings are subject to float adjustment:

O	holdings by other publicly traded corporations, venture capital firms, private equity firms, strategic partners or leveraged buyout groups;

O	holdings by governmental entities, including all levels of government in the United States or foreign countries; and

O

holdings by current or former officers and directors of the company, founders of the company or family trusts of officers, directors or founders, as well as holdings of trusts, foundations, pension funds, employee stock ownership plans or other investment vehicles associated with and controlled by the company.

However, treasury stock, stock options, restricted shares, equity participation units, warrants, preferred stock, convertible stock and rights are not part of the float. In cases where holdings in a group exceed 10% of the outstanding shares of a company, the holdings of that group will be excluded from the float-adjusted count of shares to be used in the S&P 500® Index calculation. Mutual funds, investment advisory firms, pension funds or foundations not associated with the company and investment funds in insurance companies, shares of a United States company traded in Canada as “exchangeable shares,” shares that trust beneficiaries may buy or sell without difficulty or significant additional expense beyond typical brokerage fees and, if a company has multiple classes of stock outstanding, shares in an unlisted or non-traded class if such shares are convertible by shareholders without undue delay and cost, are also part of the float.

For each stock, an investable weight factor (“IWF”) is calculated by dividing the available float shares, defined as the total shares outstanding less shares held in one or more of the three groups listed above where the group holdings exceed 10% of the outstanding shares, by the total shares outstanding. The float-adjusted index will then be calculated by dividing the sum of the IWF multiplied by both the price and the total shares outstanding for each stock by the index divisor. For companies with multiple classes of stock, S&P will calculate the weighted average IWF for each stock using the proportion of the total company market capitalization of each share class as weights.

The S&P 500® Index is calculated using a base-weighted aggregate methodology: the level of the S&P 500® Index reflects the total Market Value of all S&P 500® component stocks relative to the S&P 500® Index’s base period of 1941-43 (the “base period”).

An indexed number is used to represent the results of this calculation in order to make the value easier to work with and track over time.

The actual total market value of the S&P 500® component stocks during the base period has been set equal to an indexed value of 10. This is often indicated by the notation 1941-43=10. In practice, the daily calculation of the S&P 500® Index is computed by dividing the total market value of the S&P 500® Component Stocks by a number called the index divisor. By itself, the index divisor is an arbitrary number. However, in the context of the calculation of the S&P 500® Index, it is the only link to the original base period level of the S&P 500® Index. The index divisor keeps the S&P 500® Index comparable over time and is the manipulation point for all adjustments to the S&P 500® Index (“index maintenance”).

12	Stock Market Upturn NotesSM

Index maintenance includes monitoring and completing the adjustments for company additions and deletions, share changes, stock splits, stock dividends and stock price adjustments due to company restructurings or spinoffs.

To prevent the level of the S&P 500® Index from changing due to corporate actions, all corporate actions which affect the total market value of the S&P 500® Index require an index divisor adjustment. By adjusting the index divisor for the change in total market value, the level of the S&P 500® Index remains constant. This helps maintain the level of the S&P 500® Index as an accurate barometer of stock market performance and ensures that the movement of the S&P 500® Index does not reflect the corporate actions of individual companies in the S&P 500® Index. All index divisor adjustments are made after the close of trading. Some corporate actions, such as stock splits and stock dividends, require simple changes in the common shares outstanding and the stock prices of the companies in the S&P 500® Index and do not require index divisor adjustments.

Historical Data on the S&P 500® Index

The following table sets forth the closing value of the S&P 500® Index at the end of each month in the period from January 2003 through July 2008. These historical data on the S&P 500® Index are not indicative of the future performance of the S&P 500® Index or what the value of the Notes may be. Any historical upward or downward trend in the value of the S&P 500® Index during any period set forth below is not an indication that the S&P 500® Index is more or less likely to increase or decrease at any time during the term of the Notes.

	2003	2004	2005	2006	2007	2008
January	855.70	1131.13	1181.27	1280.08	1438.24	1378.55
February	841.15	1144.94	1203.60	1280.66	1406.82	1330.63
March	848.18	1126.21	1180.59	1294.83	1420.86	1322.70
April	916.92	1107.30	1156.85	1310.61	1482.37	1385.59
May	963.59	1120.68	1191.50	1270.09	1530.62	1400.38
June	974.50	1140.84	1191.33	1270.20	1503.35	1270.20
July	990.31	1101.72	1234.18	1276.66	1455.27	1267.38
August	1008.01	1104.24	1220.33	1303.82	1473.99	1282.83
September	995.97	1114.58	1228.81	1335.85	1526.75
October	1050.71	1130.20	1207.01	1377.94	1549.38
November	1058.20	1173.82	1249.48	1400.63	1481.14
December	1111.92	1211.92	1248.29	1418.30	1468.36

The closing value of the S&P 500® Index on August 29, 2008 was 1282.83.

Stock Market Upturn NotesSM	13

Graph of Historical Closing Values

The following graph illustrates the historical performance of the S&P 500® Index based on the closing value thereof on each Index Business Day from January 1, 2003 through August 22, 2008. Past movements of the index are not indicative of future index values.

License Agreement

S&P and Citigroup Global Markets have entered into a non-exclusive license agreement providing for the license to Citigroup Inc., and its affiliates, in exchange for a fee, of the right to use indices owned and published by S&P in connection with certain financial instruments, including the Notes. SEK is a sub-licensee of the license granted to Citigroup Global Markets.

The license agreement between S&P and Citigroup Global Markets provides that the following language must be stated in this offering summary.

“The Notes are not sponsored, endorsed, sold or promoted by S&P. S&P makes no representation or warranty, express or implied, to the holders of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly. S&P’s only relationship to SEK, Citigroup Global Markets and their respective affiliates (other than transactions entered into in the ordinary course of business) is the licensing of certain trademarks, trade names and service marks of S&P and of the S&P 500® Index, which is determined, composed and calculated by S&P without regard to SEK, Citigroup Global Markets, their respective affiliates or the Notes. S&P has no obligation to take the needs of SEK, Citigroup Global Markets, their respective affiliates or the holders of the Notes into consideration in determining, composing or calculating the S&P 500® Index. S&P is not

14	Stock Market Upturn NotesSM

responsible for and has not participated in the determination of the timing of, prices at or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Notes.

S&P DOES NOT GUARANTEE THE ACCURACY AND/OR THE COMPLETENESS OF THE S&P 500® INDEX OR ANY DATA INCLUDED THEREIN AND S&P SHALL HAVE NO LIABILITY FOR ANY ERRORS, OMISSIONS OR INTERRUPTIONS THEREIN. S&P MAKES NO WARRANTY, EXPRESS OR IMPLIED, AS TO RESULTS TO BE OBTAINED BY SEK, HOLDERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE S&P 500® INDEX OR ANY DATA INCLUDED THEREIN. S&P MAKES NO EXPRESS OR IMPLIED WARRANTIES AND EXPRESSLY DISCLAIMS ALL WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE WITH RESPECT TO THE S&P 500® INDEX OR ANY DATA INCLUDED THEREIN. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT SHALL S&P HAVE ANY LIABILITY FOR ANY LOST PROFITS OR INDIRECT, PUNITIVE, SPECIAL OR CONSEQUENTIAL DAMAGES, EVEN IF NOTIFIED OF THE POSSIBILITY THEREOF. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P AND CITIGROUP GLOBAL MARKETS OR SEK.”

Stock Market Upturn NotesSM	15

Hypothetical Amounts Payable at Maturity

The examples below show hypothetical amounts you could receive on the Notes at maturity for a range of Ending Values of the Underlying Equity Index. The examples of hypothetical amounts you could receive at maturity set forth below are intended to illustrate the effect of different Ending Values of the Underlying Equity Index on the amount you could receive on the Notes at maturity. All of the hypothetical examples are based on the following assumptions:

O	Issue Price: $10.00 per Note

O	Maximum Return: 17.25% (13.80% per annum on a simple interest basis)

O	Starting Value: 1270
O	Annualized dividend yield of the stocks included in the S&P 500® Index: 2.40%

O	Maturity: 1.25 years

O	Upside Participation Rate: 300%

The following examples are for purposes of illustration only and would provide different results if different assumptions were applied. The actual amount you receive at maturity will depend on the actual Note Return Amount, which, in turn, will depend on the actual Starting Value, Ending Value and maximum return.

Ending Value	Equity Return Percentage(1)(2)	Total Return on Underlying Equity Index(3)	Total Return on Notes(4)	Per Annum Return on Notes(5)	Total Return Amount on Notes(6)	Maturity Payment per Note
0	-100.00%	-97.00%	-100.00%	-80.00%	-$10.00	$0.00
635	-50.00%	-47.00%	-50.00%	-40.00%	-$5.00	$5.00
953	-25.00%	-22.00%	-25.00%	-20.00%	-$2.50	$7.50
984	-22.50%	-19.50%	-22.50%	-18.00%	-$2.25	$7.75
1016	-20.00%	-17.00%	-20.00%	-16.00%	-$2.00	$8.00
1048	-17.50%	-14.50%	-17.50%	-14.00%	-$1.75	$8.25
1080	-15.00%	-12.00%	-15.00%	-12.00%	-$1.50	$8.50
1111	-12.50%	-9.50%	-12.50%	-10.00%	-$1.25	$8.75
1143	-10.00%	-7.00%	-10.00%	-8.00%	-$1.00	$9.00
1175	-7.50%	-4.50%	-7.50%	-6.00%	-$0.75	$9.25
1207	-5.00%	-2.00%	-5.00%	-4.00%	-$0.50	$9.50
1238	-2.50%	0.50%	-2.50%	-2.00%	-$0.25	$9.75
1270	0.00%	3.00%	0.00%	0.00%	$0.00	$10.00
1302	2.50%	5.50%	7.50%	6.00%	$0.75	$10.75
1334	5.00%	8.00%	15.00%	12.00%	$1.50	$11.50
1365	7.50%	10.50%	17.25%	13.80%	$1.73	$11.73
1397	10.00%	13.00%	17.25%	13.80%	$1.73	$11.73
1429	12.50%	15.50%	17.25%	13.80%	$1.73	$11.73
1461	15.00%	18.00%	17.25%	13.80%	$1.73	$11.73
1492	17.50%	20.50%	17.25%	13.80%	$1.73	$11.73
1524	20.00%	23.00%	17.25%	13.80%	$1.73	$11.73
1556	22.50%	25.50%	17.25%	13.80%	$1.73	$11.73
1588	25.00%	28.00%	17.25%	13.80%	$1.73	$11.73
1619	27.50%	30.50%	17.25%	13.80%	$1.73	$11.73
1651	30.00%	33.00%	17.25%	13.80%	$1.73	$11.73
1683	32.50%	35.50%	17.25%	13.80%	$1.73	$11.73
1715	35.00%	38.00%	17.25%	13.80%	$1.73	$11.73

(1)	(Ending Value – Starting Value) / Starting Value of the Underlying Equity Index.
(2)	The Equity Return Percentage does not include the annualized dividend yield on the stocks included in the S&P 500 Index.
(3)	Assumes dividend yield on the stocks of the Underlying Equity Index is not compounded annually and not re-invested.
(4)

The percentage return for the entire term of the Notes capped by the hypothetical 17.25% Maximum Return; Holders of Notes will not receive any dividend payments or distributions on the stocks included in the Underlying Equity Index.

(5)	Calculated on a simple interest basis.
(6)	The dollar return for the entire term of the Notes capped by the hypothetical 17.25% Maximum Return.

16	Stock Market Upturn NotesSM

Supplemental Plan of Distribution

Citigroup Global Markets, acting as principal, has agreed to purchase from SEK, and SEK has agreed to sell to Citigroup Global Markets, $             principal amount of Notes (             Notes). Citigroup Global Markets proposes to offer some of the Notes directly to the public at the public offering price set forth under “Preliminary Terms” above and some of the Notes to certain dealers, including Citi International Financial Services, Citigroup Global Markets Singapore Pte. Ltd. and Citigroup Global Markets Asia Limited, broker-dealers affiliated with Citigroup Global Markets, at the public offering price less a concession not to exceed $0.20 per Note. Citigroup Global Markets may allow, and these dealers may reallow, a concession not to exceed $0.20 per Note on sales to certain other dealers. In addition, financial advisors employed by Smith Barney, a division of Citigroup Global Markets, will receive from Citigroup Global Markets a fixed sales commission of $0.20 per Note for each Note they sell. If all of the Notes are not sold at the initial offering price, Citigroup Global Markets may change the public offering price and other selling terms.

WARNING TO INVESTORS IN HONG KONG ONLY: The contents of this offering document have not been reviewed by any regulatory authority in Hong Kong. Investors are advised to exercise caution in relation to the offer. If Investors are in any doubt about any of the contents of this offering document, they should obtain independent professional advice.

This offer is not being made in Hong Kong, by means of any document, other than (1) to persons whose ordinary business it is to buy or sell shares or debentures (whether as principal or agent); (2) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong (the “SFO”) and any rules made under the SFO; or (3) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong (the “CO”) or which do not constitute an offer to the public within the meaning of the CO.

There is no advertisement, invitation or document relating to the Notes, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to the persons or in the circumstances described in the preceding paragraph.

WARNING TO INVESTORS IN SINGAPORE ONLY: This offering document has not been registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act, Chapter 289 of the Singapore Statutes (the Securities and Futures Act). Accordingly, neither this offering document nor any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes may be circulated or distributed, nor may the Notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to the public or any member of the public in Singapore other than in circumstances where the registration of a prospectus is not required and thus only (1) to an institutional investor or other person falling within section 274 of the Securities and Futures Act, (2) to a relevant person (as defined in section 275 of the Securities and Futures Act) or to any person pursuant to section 275(1A) of the Securities and Futures Act and in accordance with the conditions specified in section 275 of that Act, or (3) pursuant to, and in accordance with the conditions of, any other applicable

Stock Market Upturn NotesSM	17

provision of the Securities and Futures Act. No person receiving a copy of this document may treat the same as constituting any invitation to him/her, unless in the relevant territory such an invitation could be lawfully made to him/her without compliance with any registration or other legal requirements or where such registration or other legal requirements have been complied with. Each of the following relevant persons specified in Section 275 of the Securities and Futures Act who has subscribed for or purchased Notes, namely a person who is:

(a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, or

(b) a trust (other than a trust the trustee of which is an accredited investor) whose sole purpose is to hold investments and of which each beneficiary is an individual who is an accredited investor,

should note that securities of that corporation or the beneficiaries’ rights and interest in that trust may not be transferred for 6 months after that corporation or that trust has acquired the Notes under Section 275 of the Securities and Futures Act pursuant to an offer made in reliance on an exemption under Section 275 of the Securities and Futures Act unless:

        (i) the transfer is made only to institutional investors, or relevant persons as defined in Section 275(2) of that Act, or arises from an offer referred to in Section 275(1A) of that Act (in the case of a corporation) or in accordance with Section 276(4)(i)(B) of that Act (in the case of a trust);

        (ii) no consideration is or will be given for the transfer; or

        (iii) the transfer is by operation of law.

18	Stock Market Upturn NotesSM

Additional Considerations

If no closing value of the Underlying Equity Index is available on the Valuation Date, the Calculation Agent may determine the Ending Value in accordance with the procedures set forth in the pricing supplement related to this offering. In addition, if the Underlying Equity Index is discontinued, the Calculation Agent may determine the Ending Value by reference to a successor index or, if no successor index is available, in accordance with the procedures last used to calculate the Underlying Equity Index prior to any such discontinuance. You should refer to the section “Description of the Notes—How Will the Amount Payable at Maturity be Calculated?” and the section “—Discontinuance of the Underlying Equity Index” in the pricing supplement for more information.

In case of default in payment at maturity of the Notes, the Notes will bear interest, payable upon demand of the beneficial owners of the Notes in accordance with the terms of the Notes, from and after the maturity date through the date when payment of the unpaid amount has been made or duly provided for, at the rate per annum which is the rate for deposits in U.S. dollars for a period of six months which appears on the Reuters Screen LIBOR page, or any successor page thereto, as of 11:00 a.m. (London time) on the first Business Day following such failure to pay.

Client accounts over which Citigroup Global Markets Inc. or its affiliates have investment discretion or otherwise act as fiduciary are not permitted to purchase the Notes, either directly or indirectly. This includes employee benefit plans that are subject to the Employment Retirement Income Security Act of 1974, as amended (“ERISA”), individual retirement accounts and every other client account over which Citigroup Global Markets Inc. or its affiliates have investment discretion or act as fiduciary.

Stock Market Upturn NotesSM is a registered service mark of Citigroup Global Markets Inc. and has been licensed for use by SEK.